As filed with the Securities and Exchange Commission on December __, 1998
                                                  Registration No. 333 -

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-8

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               PORTA SYSTEMS CORP.
             (Exact name of registrant as specified in its charter)

           Delaware                                           11-2203988
(State or other jurisdiction of                             (I.R.S. Employer
incorporation or organization)                             Identification No.)

575 Underhill Boulevard
Syosset, New York                                              11791
(Address of Principal Executive Offices)                       (Zip Code)

                             1996 Stock Option Plan
                      1998 Non-Qualified Stock Option Plan
                              (Full Title of Plans)

                               Porta Systems Corp.
                             575 Underhill Boulevard
                             Syosset, New York 11791
                                 (516) 364-9300
 (Name, address and telephone number, including area code, of agent for service)

                                   Copies to:

                              Warren H. Esanu, Esq.
                        Esanu Katsky Korins & Siger, LLP
                                605 Third Avenue
                            New York, New York 10158
                                 (212) 953-6000

      Approximate date of commencement of proposed sale to the public: As soon as practical on or after the effective date of this Registration Statement.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

      If any of the securities being registered of this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] .

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] .

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------
                                            Proposed         Proposed
  Title of securities                       maximum          maximum
         to be            Amount to be   offering price     aggregate          Amount of
      registered           registered       per unit      offering price    registration fee
----------------------------------------------------------------------------------------------
Common Stock, par            887,988        $2.467(1)     $2,190,666.40         $647.25
value $.01 per share,
issuable upon the
exercise of options
previously granted
under the 1996 and
1998 Stock Option
Plan

----------------------------------------------------------------------------------------------

Common Stock, par            12,012        $1.6875(2)       $20,270.25            $6.20
value $.01 per share,
issuable upon the
exercise of options to
be granted under the
1996 Stock Option
Plan

----------------------------------------------------------------------------------------------

(1) Based on the weighted average exercise price of the options granted under the 1996 Stock Option Plan and the 1998 Non-Qualified Stock Option Plan.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low price of the Common Stock on the American Stock Exchange on December 1, 1998.

PROSPECTUS
(FORM S-3)

                                 715,608 Shares
                               PORTA SYSTEMS CORP.
                     Common Stock, par value $.01 per share

      This prospectus relates to 715,608 shares ("Shares") of common stock, par value $.01 per share ("Common Stock"), of Porta Systems Corp., Delaware corporation (the "Company"), which may be sold from time to time by the selling stockholders ("Selling Stockholders") named under the caption "Selling Stockholders." The Shares are issuable upon the exercise of options granted to the Selling Stockholders pursuant to and upon the exercise of options (the "Options") granted or to be granted under the Company's 1996 Stock Option Plan (the "1996 Plan") and the Company's 1998 Non-Qualified Stock Option Plan (the "1998 Plan"). The 1996 Plan and the 1998 Plan are collectively referred to as the "Plans." The Company will receive various amounts, ranging from $1.4188 to $3.75 for each Share issued upon the exercise of Options, based on the exercise price of outstanding options granted under the Plans. The Company will receive none of the proceeds from the sale of Shares owned by the Selling Stockholders. The cost of this registration statement, estimated at approximately $10,000, is being paid by the Company, but all selling and other expenses incurred by the Selling Stockholders in connection with the sale of his or her Shares will be borne by the Selling Stockholders.

      The sale of Shares by Selling Stockholders may be effected from time to time in transactions (which may include block transactions) by or for the account of the Selling Stockholders on the American Stock Exchange ("ASE") or in negotiated transactions, a combination of such methods of sale or otherwise. Sales may be made at fixed prices which may be changed, at market prices or in negotiated transactions, a combination of such methods of sale or otherwise. The Shares may also be transferred by gift. The Options are non-transferable other than by will or by the laws of descent and distribution.

      The Selling Stockholders may effect such transactions by selling Shares directly to purchasers, through broker-dealers acting as agents for the Selling Stockholders or to broker-dealers who may purchase securities as principals and thereafter sell the Shares from time to time on the ASE, in negotiated transactions or otherwise. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers from whom such broker-dealer may act as agents or to whom they may sell as principals or otherwise (which compensation as to a particular broker-dealer may exceed customary commissions). The Company is not aware of any arrangements by any Selling Stockholder for the sale of any of the Shares included in this Prospectus.

                                   ----------

AN INVESTMENT IN THE SECURITIES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY INVESTORS WHO CAN AFFORD TO SUSTAIN A LOSS OF THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS," WHICH BEGIN ON PAGE 3.

                                   ----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is December ___, 1998

      The Selling Stockholders understand that the anti-manipulative rules under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are set forth in Regulation M, may apply to its sales in the market. The Company has furnished the Selling Stockholders with a copy of Regulation M. The Company has also informed the Selling Stockholders of the need for delivery of copies of this Prospectus.

      The Company furnishes its stockholders with annual reports containing audited financial statements and with such other periodic reports as the Company from time to time deems appropriate or as may be required by law. The Company uses the calendar year as its fiscal year.

                              AVAILABLE INFORMATION

      The Company is subject to certain informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the regional offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http//www.sec.gov. Such reports, proxy statements and other information can also be inspected at the offices of the American Stock Exchange, Inc., 86 Trinity Place, New York, New York 10006-1881, on which the Company's Common Stock is listed. This Prospectus does not contain all of the information set forth in the Registration Statement, of which this Prospectus is a part, and exhibits thereto which the Company has filed with Commission under the Securities Act of 1933, as amended (the "Securities Act"), to which reference is hereby made.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents have been filed by the Company with the Commission (File No. 1-8191) and are incorporated herein by reference:

      (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1997;

      (2) Amendment No. 1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997;

      (3) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998;

      (4) The Company's Proxy Statement for its 1998 Annual Meeting of Stockholders;

      (5) The Company's Current Report on Form 8-K, dated January 2, 1998, as filed with the Commission on February 6, 1998; and

      (6) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A, filed on April 26, 1977, which became effective on April 26, 1977.

      All documents filed pursuant to Section 13(a), 13(c), 14 or 15 of the 1934 Act after the date of this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

      Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded, to constitute a part of this Prospectus.

      The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of any such person, a copy of the documents (excluding the exhibits thereto, unless such exhibits are specifically incorporated by reference into such document) referred to above which have been or may be incorporated herein by reference and not furnish herewith. Requests for such documents should be directed to Mr. Edward B. Kornfeld, Senior Vice President - Operations and Chief Financial Officer, Porta Systems Corp., 575 Underhill Boulevard, Syosset, New York 11791, telephone (516) 364- 9300.

                                  RISK FACTORS

      Purchasers of the Common Stock are cautioned that the statements in this Prospectus, including statements in documents incorporated by reference in this Prospectus, that are not descriptions of historical facts may be forward looking statements that are subject to risks and uncertainties. In particular, statements in this Prospectus, including any material incorporated by reference in this Prospectus, that state the Company's or management's intentions, beliefs, expectations, strategies, predictions or any other variations thereof or comparable phraseology of the Company's future activities or other future events or conditions are "forward-looking statements" as that term is defined under the Federal securities laws. Forward-looking statements are subject to risks, uncertainties and other factors, including, but not limited to, those identified under "Risk Factors," those described in Management's Discussion and Analysis of Financial Conditions and Results of Operations in the Company's Form 10-K for the year ended December 31, 1997, and in any other filings which are incorporated by reference in this Prospectus, as well as general economic conditions, any one or more of which could cause actual results to differ materially from those stated in such statements.

      An investment in the Company's Common Stock involves a high degree of risk. Purchasers of the shares of Common Stock should consider carefully, along with other factors, the following risks and should consult with his or her own legal, tax and financial advisors with respect thereto.

      Recent losses. For the nine months ended September 30, 1998, the Company had a net income of $1.3 million, or $.14 per share ($.13 per share on a diluted basis), on sales of $45.2 million. For the year ended December 31, 1997, the Company incurred a net loss of $6.9 million, or $2.22 per share (basic and diluted), on sales of $62.2 million. Although the Company generated income before extraordinary gains of $1.3 million, or $.57 per share ($.23 per share on a diluted basis), on sales of $58.0 million for the year ended December 31, 1996, prior to 1996 the Company sustained significant losses before extraordinary gain, which amounted to $32.8 million, or $22.45 per share, on sales of $61.2 million for the year ended December 31, 1995, and $40.0 million, or $27.51 per share, on sales of $69.0 million for the year ended December 31, 1994. The loss in 1997 reflects a primarily non-cash charge of $11.5 million taken as a result of the reduction to $3.65 from $6.55 in the conversion price of the Company's Zero Coupon Senior Subordinated Notes due January 2, 1998 ("Zero Coupon Notes") and the conversion of Zero Coupon Notes into Common Stock at the reduced conversion price. The losses in 1995 and 1994 reflect declining gross margins, resulting from the Company's illiquidity and other cash problems, and reflected (i) the inability of the Company to purchase materials efficiently and to obtain materials from certain suppliers, (ii) the underabsorption of significant overhead costs allocated to costs of sales compared with the Company's standard costing methods, (iii) the need to rework inventory in order to fulfill customer orders and (iv) the losses and cash expenditures from unprofitable business units. In the first quarter of 1996, the Company sold its fiber optics division, which had been operating at a loss.

      Working capital requirements. At September 30, 1998, the Company had working capital of $12.7 million. The Company's working capital improved as a result of (i) increased accounts receivable, (ii) reduced balance of the Company's 6% Convertible Subordinated Debentures and (iii) lower balances of accounts payable, accrued expenses and accrued commissions.

      At September 30, 1998, the Company owed Foothill $10.7 million in addition to standby letters of credit of approximately $9.0 million and notes payable of $2.8 million. Under the terms of the Company's agreement with Foothill, as amended, the Company's obligations to Foothill mature on January 2, 2000. The Company's obligations to Foothill are secured by a security interest in substantially all of its assets. The Company's revolving credit agreement with Foothill has been the Company's principal source of funding for its operations since November 1994. Prior to January 2, 2000, the maturity date of its obligations to Foothill, it will be necessary for the Company either to extend its agreement with Foothill or negotiate lending agreements with other lending institutions. There can be no assurance that the Company will be able to extend its agreement with Foothill or enter into acceptable agreements with other lenders. The failure to obtain the necessary financing could have a material adverse effect upon the Company's business.

      Dependence on foreign sales. Approximately 71%, 70% and 73% of the Company's sales for the years ended December 31, 1997, 1996 and 1995, respectively, were made to foreign telephone operating companies. In foreign markets, the Company faces considerable competition from other United States and foreign telephone equipment manufacturers most of which are larger and have substantially greater financial resources than the Company. In selling to customers in foreign countries, there are inherent risks not normally present in the case of sales to United States customers, including increased difficulty in identifying and designing systems compatible with purchasers' operational requirements, extended delays under the Company's Operational Support Systems ("OSS Systems") contracts in the completion of testing and purchaser acceptance phases and the Company's receipt of final payments, and political and economic change. In addition, to the extent that the Company establishes facilities in foreign countries, the Company faces risks associated with currency devaluation, difficulties in either converting local currency into dollars or transferring funds to the United States, local tax and currency regulations and political instability. Furthermore, OSS Systems are often marketed to lesser developed countries, which may be unable to fund the purchase without the assistance of the World Bank, a United Nations affiliate, or a similar organization, which both delays and complicates the execution of a contract and the timing of payments. Also, the economies of lesser developed countries are often unstable and, as a result, such countries may be unable to perform their obligations.

      Significant customers. During the years ended December 31, 1997, 1996 and 1995, the Company's five largest customers accounted for sales of $30.6 million, or approximately 49% of sales, $27.8 million, or approximately 48% of sales, and $31.5 million, or approximately 52% of sales, respectively. The Company's largest customer is British Telecommunications, plc ("BT"). Sales to BT for 1997, 1996 and 1995 amounted to approximately $13.9 million, $11.3 million and $17.3 million, respectively, or approximately 22%, 20% and 28%, respectively, of the Company's sales for such years. Therefore, any significant interruption or decline in sales to BT may have a materially adverse effect upon the Company's operations. During 1996, sales to Philippines Long Distance Telephone were $7.0 million, or approximately 12% of sales. During 1995, sales to the Korea Telephone Company were $7.7 million, or approximately 13% of sales. No other customer accounted for 10% or more of the Company's sales for any of such years. Approximately 64% and 33% of accounts receivable at December 31, 1997 and 1996, respectively, are due from the Company's five largest customers.

      In November 1996, the Company amended its supply agreement with BT pursuant to which it sold line connecting/protecting products to BT. Pursuant to the amended agreement, the Company is no longer the exclusive supplier of these products to BT. The amended contract also provides for a cross-license which, in effect, enables BT to use certain of the Company's proprietary information to modify or enhance products provided to BT and permits those products to be manufactured by BT or others for its own purposes.

      In addition, the former Bell operating companies continue to be the ultimate purchasers of a significant portion of the Company's products sold in the United States, while sales to foreign telephone operating companies constitute the major portion of the Company's foreign sales. The Company's contracts with these customers require no minimum purchases by such customers. Significant customers for the Company's signal processing products include the major domestic aerospace companies, Department of Defense service depots and OEMs in the medical imaging and process control equipment industries. Both catalog and custom designed products are sold to these customers.

      Delays and unpredictability associated with OSS System contracts. OSS Systems are complex systems and, in most applications, incorporate features designed to respond to a purchaser's operational requirements and the particular characteristics of the purchaser's telephone system. As a result, the negotiation of a contract for an OSS System is an individualized and highly technical process. In addition, contracts for OSS Systems frequently provide for manufacturing, delivery, installation, testing and purchaser acceptance phases which take place over periods of up to a year or more. Such contracts typically contain performance guarantees by the Company and clauses imposing penalties on the Company if "in-service" dates are not met. The installation, testing and purchaser acceptance phases of these contracts may last longer than contemplated by the contracts and, accordingly, amounts due under the contracts may not be collected for extended periods. Delays in purchaser acceptance of the systems and in the Company's receipt of final contract payments have occurred in connection with a number of foreign sales. In addition, the Company has experienced no steady or predictable flow of orders for OSS Systems.

      Competition. The telephone equipment market in which the Company does business is characterized by intense competition, rapid technological change and a movement to private ownership of telecommunications equipment. In competing for telephone operating company business, the purchase price of equipment and associated operating expenses have become significant factors, along with product design and long-standing equipment supply relationships. In the customer premises equipment market, the Company operates in a market characterized by distributors and installers of equipment and by commodity pricing.

      The Company competes directly with a number of large and small telephone equipment manufacturers in the United States, with Lucent Technologies, Inc. ("Lucent") continuing to be the Company's principal United States competitor. Lucent's greater resources, extensive research and development facilities, long-standing equipment supply relationships with the operating companies of the regional holding companies and history of manufacturing and marketing products similar in function to those produced by the Company continue to be significant factors in the Company's competitive environment. Furthermore, in the past, competitors have used the Company's financial difficulties as a sales tool.

      Currently, Lucent and a number of companies with much greater financial resources than the Company produce, or have the design and manufacturing capabilities to produce, products competitive with the Company's products. In meeting this competition, the Company relies primarily on the performance and design characteristics of its products of comparable performance or design, and endeavors to offer its products at prices and with warranties that will make its products competitive. Access to current technological advances is important to the Company's ability to market its products. The inability of the Company to be able to offer products which incorporate such technology could have a material adverse effect upon its ability to market its products.

      In connection with overseas sales of its line connecting/protecting equipment, the Company has met with significant competition from United States and foreign manufacturers of comparable equipment and expects this competition to continue. In addition to Lucent, a number of the Company's overseas competitors have significantly greater resources than the Company.

      The Company competes directly with a number of substantial domestic and international companies with respect to its sales of OSS Systems. In meeting this competition, the Company relies primarily on the features of its line testing equipment, its ability to customize systems and endeavors to offer such equipment at prices and with warranties that will make it competitive.

      Dependence upon key personnel. The Company may be dependent upon the continued employment of certain key employees, including senior executive officers. The failure of the Company to retain such employees may have a material adverse effect upon the Company's business.

      Legal proceedings. In July 1996, an action was commenced against the Company and certain present and former directors in the Supreme Court of the State of New York, New York County by certain stockholders and warrant holders of the Company who acquired their securities in connection with the acquisition by the Company of Aster Corporation. The complaint alleges breach of contract against the Company and breach of fiduciary duty against the directors arising out of an alleged failure to register certain restricted shares and warrants owned by the plaintiffs. The complaint seeks damages of $413,000; however, counsel for the plaintiff have advised the Company that additional plaintiffs may be added and, as a result, the amount of damages claimed may be substantially greater than the amount presently claimed. The Company believes that the defendants have valid defenses to the claims. The case is in the discovery stage.

      In July 1996, the Commission issued an order (the "Order") directing a private investigation of the Company to determine whether there has been a violation of Federal securities laws. The Commission indicated to counsel for the Company that the investigation relates to the position of the Commission staff that the independence of the Company's auditors for 1995, KPMG Peat Marwick LLP ("Peat Marwick"), was adversely impacted by certain relationships involving Peat Marwick, on one hand, and KPMG BayMark Strategies LLC ("BayMark") and Edward R. Olson, the President of BayMark and the Company's former interim president and chief operating officer, on the other hand. The Company is continuing to cooperate with the Commission's investigation. The Company retained BDO Seidman, LLP to reaudit the Company's 1995 financial statements, which reaudit resulted in no changes to the Company's 1995 financial statements as audited by Peat Marwick. The Company does not believe that the investigation will result in any material liability on the part of the Company. The Company has not been contacted by the Commission respecting this investigation since November 1996.

      Year 2000 Issue. Many existing computer programs use only two digits to identify a year in a date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the year 2000. This issue is referred to as the "Year 2000 issue." The Company has initiated a company-wide program to prepare the Company's computer systems and applications to deal with the Year 2000 issue. The Company expects to incur internal staff costs and other expenses to prepare its systems for the year 2000. The Company expects both to replace existing systems and to upgrade other systems. The total cost of this effort is still being evaluated. Maintenance or modification costs will be expensed as incurred. Although the Company does not expect such costs to be material, there can be no assurance that such costs will not be material.

      No Common Stock dividends anticipated. The Company has not paid dividends on its Common Stock and does not anticipate paying dividends in the foreseeable future. The Company presently intends to retain future earnings, if any, in order to provide funds for use in the operation and expansion of its business and, accordingly, does not anticipate paying cash dividends on its Common Stock in the foreseeable future. In addition, the Company's agreement with Foothill prohibits payment of dividends.

                                 USE OF PROCEEDS

      The Company will not receive any proceeds from the sale of the Shares. To the extent that the Company receives any proceeds from the exercise of any Options held to be held by the Selling Stockholders, such proceeds will be used by the Company for working capital and general corporate purposes.

                              SELLING STOCKHOLDERS

      The following  table sets forth (i) the name of each Selling  Stockholder,
(ii) the nature of any position, office or other material relationship, if any, which each Selling Stockholder has had with the Company or any of its affiliates within the last three years, (iii) the number of shares of Common Stock owned by each Selling Stockholder prior to the offering, (iv) the number of shares of Common Stock offered for each Selling Stockholder's account, (v) the number of shares of Common Stock owned by each Selling Stockholder after completion of the offering, and (vi) the percentage owned by each Selling Stockholder after completion of the offering.

                                 Shares of           Shares of
                                Common Stock        Common Stock            Shares of           Percentage
                                Owned Prior     Offered For Account        Common Stock           Owned
 Selling Stockholder           to Offering (1)  of Selling Stockholder  Owned After Offering  After Offering (2)
 -------------------           --------------- -----------------------  --------------------  ------------------
William V. Carney (3,5)            137,423             180,000                44,273                  *
Seymour Joffe (6)                   94,196             127,000                26,646                  *
Michael A. Tancredi (7)             58,827              75,000                17,657                  *
Howard D. Brous (3,4,8)             19,000              36,000                     0                  *
Warren H. Esanu (3,4,9)             57,000              34,000                30,000                  *
Herbert H. Feldman (3,4,10)         19,000              36,000                     0                  *
Stanley Kreitman (3,4 and 11)       19,500              36,000                     0                  *
Lloyd I. Miller III (12)         1,742,948               2,000             1,742,948                18.6%
Robert Schreiber (13)               19,000              34,000                     0                  *
Edward B. Kornfeld (14)             48,000              85,000                     0                  *
John J. Gazzo (15)                  28,057              16,750                16,157                  *
Prem G. Chandran (16)                  240              10,240                     0                  *
Edmund A. Chiodo (17)                  438              10,438                     0                  *
David L. Rawlings (18)                 820              12,820                     0                  *
William J. Novelli (19)                360              10,360                     0                  *
Gerald C. Hammond (20)                   0              10,000                     0                  *


(1) Includes shares of Common Stock issuable upon the exercise of Options granted under the 1996 Plan and the 1998 Plan that are currently exercisable or exerciable within 60 days of November 9, 1998.

(2) Assumes exercise of all of such Selling Stockholder's Options and securities convertible into, or exercisable or exchangable for shares of Common Stock. Based on 9,298,713 shares of Common Stock outstanding.

(3)   Member of the Executive Committee of the Board of Directors.

(4)   Member of the Audit and Compensation Committees of the Board of Directors.

(5) Mr. Carney has been Chairman of the Board and Chief Executive Officer since October 1996. He was Vice Chairman from 1988 to October 1996, Senior Vice President from 1989 to October 1996, Chief Technical Officer since 1990 and Secretary from 1977 to October 1996 and 1,186 shares of Common Stock pledged to the Company to secure certain obligations to the Company. He also served as Senior Vice President-Mechanical Engineering from 1988 to 1989, Senior Vice President-Connector Products from 1985 to 1988, Senior Vice President-Manufacturing from 1984 to 1985 and Senior Vice President-Operations from 1977 to 1984. Includes 93,150 shares of Common Stock issuable upon the exercise of Options held by Mr. Carney,and 1,186 shares of Common Stock pledged to the Company to secure certain obligations to the Company.

(6) Mr. Joffe was elected President and Chief Operating Officer in October of 1996. Mr. Joffe, who served as director of the Company from 1987 to 1992, has most recently served the Company as senior consultant to its Operations Support Systems (OSS) business. Includes 3,500 shares of Common Stock owned by Mr. Joffe's wife, 19,196 shares of Common Stock owned by Joffe Marketing International, Inc. ("JMI"), and 67,500 shares of Common Stock issuable upon the exercise of Options held by Mr. Joffe. JMI is owned 80% by Mr. Joffe and 20% by an unrelated Party. Mr. Joffe disclaims beneficial ownership of the shares owned by (a) JMI except to the extent of his equity interest therein and (b) his wife.

(7) Mr. Tancredi has been Senior Vice President, Secretary and Treasurer since January 1997. He has been Vice President-Administration since 1995 and Treasurer since 1978, having served as Vice President-Finance and
      Administration from 1989 to 1995 and Vice-President-Finance from 1984-1989. Includes 47,170 shares of Common Stock issuable upon the exercise of Options held by Mr. Tancredi and 798 shares of Common Stock pledged to the Company to secure certain obligations to the Company.

(8) Mr. Brous has been a director of the Company since 1989. Represents shares of Common Stock issuable upon the exercise of Options held by Mr. Brous.

(9) Mr. Esanu was Chairman of the Board of the Company from March 1996 to October 1996 and director from 1989 to 1996, and re-appointed to the Board of Directors in April of 1997. He has been of counsel to Esanu Katsky Korins & Siger, LLP, which is counsel to the Company, for more than the past three years. Includes 27,000 shares of Common Stock issuable upon the exercise of (a) options held by Mr. Esanu and (b) a warrant held by Elmira Realty Management Corp. Pension and Profit Sharing Plan (the "ERMC Plan"). Under the terms of the ERMC Plan, Mr. Esanu has sole voting and dispositive power with respect to the shares issuable upon the exercise of the warrant.

(10) Mr. Feldman has been a director of the Company since 1989. Represents shares of Common Stock issuable upon the exercise of Options held by Mr. Feldman.

(11) Mr. Kreitman has been a director of the Company since 1970. Represents shares of Common Stock issuable upon the exercise of Options held by Mr. Kreitman.

(12) Mr. Miller has been a director of the Company since March 1998. Includes 2,000 shares of Common Stock issuable upon the exercise of Options granted under the 1998 Plan.

(13)  Mr.  Schreiber  has been a  director  of the  Company  since  April  1997.
      Includes shares of Common Stock issuable upon the exercise of Options granted under the 1996 Plan and the 1998 Plan.

(14) Mr. Kornfeld has been Senior Vice President-Operations since 1996. He was Vice President-Finance and Chief Financial Officer of the Company from October 1995 until 1996. Includes shares of Common Stock issuable upon the exercise of Options granted under the 1996 Plan and the 1998 Plan.

(15) Mr. Gazzo has been Senior Vice President since March 1996. He was Vice President-Marketing of the Company from April 1993 until March 1996 and was general manager of its Porta Electronics Division from November 1989 to April 1993; he was the Company's Vice President-Research and Development from March 1984 to November 1989 and was Vice President-Engineering from February 1978 to February 184. Includes shares of Common Stock issuable upon the exercise of Options granted under the 1996 Plan and the 1998 Plan.

(16) Mr. Chandran has been Vice President since December 1995. Includes shares of Common Stock issuable upon the exercise of Options granted under the 1996 Plan and the 1998 Plan.

(17) Mr. Chiodo has been elected Vice President since March 1996. Mr. Chiodo had been with the Company since 1980. During that time he has held various positions in the Company, most recently as Assistant Vice President of OSS operations. Includes shares of Common Stock issuable upon the exercise of Options granted under the 1996 Plan and the 1998 Plan.

(18) Mr. Rawlings has been elected Vice President since March 1996. Mr. Rawlings was the Assistant Vice President of Research and Development-Copper Products from 1992 until March 1996. Includes shares of Common Stock issuable upon the exercise of Options granted under the 1996 Plan and the 1998 Plan.

(19) Mr. Novelli has been Vice President since December 1996. Mr. Novelli was the Assistant Vice President of Sales and Marketing-Copper Products from 1989 until December 1996. Includes shares of Common Stock issuable upon the exercise of Options granted under the 1996 Plan and the 1998 Plan.

(20) Mr. Hammond has been Vice President-Strategic Development since March 1997. He was an Assistant Vice President-Research and Development from September 1992 until March 1997. Includes shares of Common Stock issuable upon the exercise of Options granted under the 1996 Plan and the 1998 Plan.

Interests of Name Experts and Counsel.

      Warren H. Esanu, a director of the Company, is of counsel to Esanu Katsky Korins & Siger, LLP, counsel to the Company. Mr. Esanu has been granted Options exercisable for 35,000 and 15,000 shares of Common Stock under the 1996 Plan and 1998 Plan, respectively. The Options granted under the 1998 Plan have an exercise price of $3.25, and the Options granted under the 1996 Plan have an exercise price of $1.4188 and $1.50.

                              PLAN OF DISTRIBUTION

      The sale of Shares by Selling Stockholders may be effected by selling such securities directly to purchasers, through broker-dealers acting as agents for the Selling Stockholders or to broker-dealers who may purchase shares of Common Stock as principals and thereafter sell the securities from time to time on the ASE, in negotiated transactions or otherwise. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholder and/or the purchasers from whom such broker-dealer may act as agents or to whom they may sell as principals or otherwise (which compensation as to a particular broker-dealer may exceed customary commissions).

     The Selling Stockholders and broker-dealers, if any, acting in connection with such sales might be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act and any commission received by them and any profit on the resale of the securities might be deemed to be underwriting discounts and commissions under the Securities Act.

                                  LEGAL MATTERS

     The validity of the Common Stock offered hereby has been passed upon by Esanu Katsky Korins & Siger, LLP, legal counsel to the Company. Mr. Warren H. Esanu, a director of the Company, is of counsel to Esanu Katsky Korins & Siger, LLP.

                                     EXPERTS

     The consolidated financial statements incorporated by reference in this Prospectus and elsewhere in the Registration Statement to the extent and for the periods indicated in their report have been audited by BDO Seidman, LLP, independent certified public accountants, and are included herein in reliance upon the authority of such firm as experts in accounting and auditing in giving such report.

                                     PART II

               INFORMATION REQUESTED IN THE REGISTRATION STATEMENT

Item 3 (Form S-8).  Incorporation of Documents by Relevance.

      The following documents have been filed by Porta Systems Corp. (the "Company") with the Securities and Exchange Commission (the "Commission") (File No. 1-8191) and are incorporated herein by reference:

      (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1997;

      (2) Amendment No. 1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997;

      (3) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1998;

      (4) The Company's Current Report on Form 8-K, dated January 2, 1998, as filed with the Commission on February 6, 1998;

      (5) All other reports filed by the Company pursuant to Section 13(a) and 15(d) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), since December 31, 1997; and

      (6) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A, filed on April 26, 1977, which became effective on April 26, 1977.

      All documents subsequently filed pursuant to Sections 13(a), 13(c), 14 and 15 of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities hereby have been sold or which deregisters securities then remaining unsold shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents.

      The exhibit index appears on page II-2 of this Registration Statement.

Item 4 (Form S-8).  Description of Securities.

      Not applicable.

Item 5 (Form S-8).  Interests of Named Experts and Counsel.

      Warren H. Esanu, a director of the Company, is of counsel to Esanu Katsky Korins & Siger, LLP, counsel to the Company. Mr. Esanu has been granted Options exercisable for 35,000 and 15,000 shares of Common Stock under the 1996 Plan and 1998 Plan, respectively. The Options granted under the 1998 Plan have a strike price of $3.25, and the Options granted under the 1996 Plan have a strike price of $1.4188 and $1.50.

Item 6 (Form S-8 and Item 15 (Form S-3)). Indemnification of Officers and Directors.

      Under the Delaware General Corporation Law ("DGCL"), a corporation may indemnify any director, officer, employee or agent against expense (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with any specified threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

      The Company's Certificate of Incorporation provides, among other things, that the Company shall indemnify, to the fullest extent permitted under the DGCL as it may be amended from time to time, any person who is or was a director or officer of the Company and who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company), by reason of the fact that such person (i) is or was a director or officer of the Company, or (ii) is or was serving at the request of the Company as director, officer, employee, agent of another corporation, partnership, joint venture, trust, or other enterprise (including service with respect to employee benefit plans), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) actually and reasonably incurred by such person in connection with such action, suit or proceeding. This indemnification continues as to a person who has ceased to be a director or officer of the Company and inures to the benefit of such person's heirs, executors and administrators. The right of indemnification under the Certificate of Incorporation is deemed to be a contract right.

      The Company also maintains directors and officers liability insurance ("D&O Insurance"). The D&O Insurance covers any person who has been or is an officer or director of the Company or of any of its subsidiaries for all expense, liability and loss (including attorneys' fees, investigation costs, judgments, fines, penalties and amounts paid or to be paid in settlement) actually and reasonably incurred by such person in connection with such action, suit or proceeding.

Item 7 (Form S-8). Exemption from Registration Claimed.

      Not applicable.

Item 8 (Form S-8 and Item 16 (Form S-3)).  Exhibits

4.1 1996 Stock Option Plan (incorporated by reference to Exhibit A to the Proxy Statement for the 1997 Annual Meeting of Stockholders).

4.2   1998 Non-Qualified Stock Option Plan.

5.1   Opinion of Esanu Katsky Korins & Siger, LLP.

23.1  Consent of BDO Seidman, LLP.

23.2 Consent of Esanu Katsky Korins & Siger, LLP (contained in Exhibit 5.1 hereto).

24.1  Power of Attorney (included on the signature page).

Item 9 (Form S-8 and Item 17 (Form S-3)).  Undertakings.

      (a)   The undersigned registrant hereby undertakes:

            (1)   To file,  during any period in which offers or sales are being
                  made,  a   post-effective   amendment  to  this   Registration
                  Statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Act");

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                  (iii) To include any material  information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                  provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

            (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (h) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Syosset, State of New York on this 30th day of November, 1998.

                                    Porta Systems Corp.

                                    s/William V. Carney
                                    --------------------------------------------
                                    William V. Carney, Chairman of the Board and
                                    Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated. Each person whose signature appears below hereby authorizes William V. Carney, Seymour Joffe and Edward B. Kornfeld or any of them acting in the absence of the others, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission.

Signature                         Title                                   Date

s/William V. Carney               Chairman of the Board,       November 30, 1998
-------------------------------   Chief Executive Officer and
William V. Carney                 Director
 (Principal Executive Officer)

s/Edward B. Kornfeld              Senior Vice President and    November 30, 1998
-------------------------------   Chief Financial Officer
Edward B. Kornfeld
 (Principal Financial
 and Accounting Officer)

s/Seymour Joffe                   Director                     November 30, 1998
-------------------------------
Seymour Joffe

s/Michael A. Tancredi             Director                     November 30, 1998
-------------------------------
Michael A. Tancredi

s/Howard D. Brous                 Director                     November 30, 1998
-------------------------------
Howard D. Brous

s/Warren H. Esanu                 Director                     November 30, 1998
-------------------------------
Warren H. Esanu

s/Herbert H. Feldman              Director                     November 30, 1998
-------------------------------
Herbert H. Feldman

s/Stanley Kreitman                Director                     November 30, 1998
-------------------------------
Stanley Kreitman

s/Lloyd I. Miller, III            Director                     November 30, 1998
-------------------------------
Lloyd I. Miller, III

s/Robert Schreiber                Director                     November 30, 1998
-------------------------------
Robert Schreiber